UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0167 Expires: November 30, 2010 Estimated average burden hours per response........ 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13

AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33918

Sports Properties Acquisition Corp.

(Exact name of registrant as specified in its charter)

437 Madison Avenue, New York, NY 10022

212-328-2100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, consisting of one share of Common Stock, par value $.001 per share, and one Warrant Common Stock, par value $.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section l3(a) or l5(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☒

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Units:       1

Common Stock:       8

Warrants:       3

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 27, 2010	/s/ Larry D. Hall

SEC 2069 (02-08) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0167 Expires: November 30, 2010 Estimated average burden hours per response........ 1.50

Instruction: This form is required by Rules 12g-4, l2h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counselor by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (02-08) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.